Exhibit 99.1

Tiziana Life Sciences Ltd. Granted 180-day Extension by Nasdaq to Meet Minimum Bid Price Requirements

NEW YORK, / December 14, 2022 / Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough CNS immunomodulation approaches to enhance the functionality of Treg-based therapies, announced that it has received a notification letter from Nasdaq Stock Market LLC that the Company has been granted an additional 180-day compliance period, with a new deadline of June 12, 2023, to regain compliance with Nasdaq’s minimum bid price rule.

Nasdaq’s extension notice has no immediate effect on the continued listing status of the Company’s common stock on The Nasdaq Capital Market LLC under the trading symbol, “TLSA.” If at any time during the additional 180-day extension, the bid price of the Company’s common stock closes at, or above, $1.00 per share for a minimum of ten (10) consecutive business days, the Company will regain compliance with this Nasdaq rule and this matter will be closed.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share under Rule 5550(a)(2) on June 14, 2022, and was given until December 12, 2022 to regain compliance. As part of its request for an extension, the Company transferred the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market.

The Company intends to monitor the closing bid price of its common stock between now and June 12, 2023, and has available options within the second compliance period to rectify the deficiency and regain compliance with the minimum bid price requirement. The Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market during this period.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough immunomodulation therapies via novel routes of drug delivery. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com